FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Peru Field Trip 2010 presentation.

REPSOL

Peru Field Trip September 2010

Upstream Repsol

Nemesio Fernández-Cuesta

Executive Vice President E&P

PERU FIELD TRIP 2010

PERU FIELD TRIP 2010

Disclaimer

REPSOL

ALL RIGHTS ARE RESERVED

© REPSOL YPF, S.A. 2010

Repsol YPF, S.A. is the exclusive owner of this document. No part of this document may be reproduced (including photocopying), stored, duplicated, copied, distributed or introduced into a retrieval system of any nature or transmitted in any form or by any means without the prior written permission of Repsol YPF, S.A.

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the US Securities and Exchange Commission and in Section I “Risk factors” in Repsol YPF’s Registration Document filed with the Comisión Nacional del Mercado de Valores in Spain in April 2010. Both documents are available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.

Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF’s or YPF Sociedad Anonima’s respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF’s and YPF Sociedad Anonima’s respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

PERU FIELD TRIP 2010

Agenda

REPSOL

Transformation of the company

Successful exploration Performance

Portfolio Development Projects

Delivering Growth

Final thoughts

PERU FIELD TRIP 2010

Repsol Upstream: A successful transformational story

REPSOL

	Year 2005	Year 2009	
Production (MBoe)	158 (106 Mboe adjusted by contractual changes)	122	
Exploration investment (M €)	230	600	
Annual Contingent Resources added (MBoe)	93	738(1)	
RRR (%)	15%	94%	
Upstream Core areas	• North Africa • Latam North	• North Africa • Latam North	• US GoM • Brazil
Portfolio of key projects	• Gassi Touil (Algeria) • Canaport (Canada)	• Shenzi (US GoM) • I/R (Libya) • Canaport (Canada) • Peru LNG • Kinteroni (Peru) • Margarita-Huacaya (Bolivia)	• Guará (Brazil) • Carioca (Brazil) • Piracucá (Brazil) • Reggane (Algeria) • Carabobo (Venezuela) • Cardon IV (Venezuela)
Technical staff	864	1,487	

Higher growth potential, greater visibility and lower risk

1. Contingent resources evaluated at August 2010. Brazil evaluated by independent consultant

4

PERU FIELD TRIP 2010

A successful transformational story: Regional focus

REPSOL

REPSOL: E&P ACTIVITY IN 26 COUNTRIES, OPERATOR IN 20

Norway (E)

Canada (E)

USA – Alaska (E) Kazakhstan (E) Spain (E,P)

Algeria (E,P) Saudi Arabia (E) USA – GOM (E,P) Morocco (E) Cuba (E) Mexico (S) Mauritania (E) Libya (E,P) Oman (E) Trinidad & Tobago (E,P) Venezuela (E,P) Sierra Leone (E) Guyana (E) Liberia (E) Colombia (E,P) Suriname (E) Ecuador (E,P)

Peru (E,P) Indonesia (E) Equatorial Guinea (E) Bolivia (E,P) Brazil (E,P)

Operator

Non operator

Activity

E = Exploration

P = Production

S = Services Contract in

operation of production

(Data as of 30 June 2010)

Gross Production: 1,763 Kboed

Net Production: 345 Kboed

Net Reserves:

• Proved: 1,042 Mboe

• Probable: 614 Mboe

• Possible: 358 Mboe

PERU FIELD TRIP 2010

Repsol Upstream success built on human, technical and technology capabilities (I)

REPSOL

Since 2005, transforming Upstream

organization and processes to face

large number of projects

Strategic investment in human capital to support the growth

New organizational structure set up, including global Exploration Division

Redesign and standardization of technical and business processes

Implementation of Quality of Operations organization

Increased accountability throughout the organization

Technical staff size

(#)

2000

1500

1000

500

0

699 864 984 1,176 1,377 1,487

2004 2005 2006 2007 2008 2009

A technology answer to our project challenges

PERU FIELD TRIP 2010

REPSOL

Upstream Technology Themes & Objectives

- **Reservoir Characterization & 3D Geomodeling**
  Brazil, North Africa, Bolivia, Venezuela, Algeria, new exploration wells …
- **Fluids Characterization**
  Margarita (Bolivia), Kinteroni (Peru), Perla & Carabobo (Venezuela), Carioca, Guara (Brazil), GoM, Reganne (Algeria), West Africa, Norway, …
- **Resources Transformation (Recovery & Optimization)**
  Brazil presalt carbonates, Perla & Carabobo (Venezuela), Margarita (Bolivia), Casablanca (Spain), Reganne (Algeria)
- **Well Technology & Geomechanics**
  All E&P projects; Brazil, GoM, West Africa, Norway,…
- **Offshore Facilities** Carioca, Guara (Brazil), Buckskin (GoM), T&T, Perla (Venezuela), West Africa, Norway
- **Unconventional Oil & Gas**
  Oil in Carabobo (Venezuela), Gas in Spain, Morocco, …
- **LNG Technology** Floating LNG Brazil, Atlantic LNG (T&T), Peru LNG, Canaport (Canada), BBG (Spain), Perla (Venezuela)

Specialized collaborative teams

Technology Reference Specialists

Upstream Strategic Plan 2010-2014

7

PERU FIELD TRIP 2010

Rebalance Group portfolio towards new core business

REPSOL

CAPITAL EMPLOYED @ 31 dec 2005

PACIFIC; 26% CENTRAL; 9% CARIBBEAN; 40%

NORTH AMERICA & BRAZIL; 10% EAA; 15%

CAPITAL EMPLOYED @ 31 dec 2009

PACIFIC; 10% CENTRAL; 3% CARIBBEAN; 24%

NORTH AMERICA & BRAZIL; 47% EAA; 17%

CARIBBEAN

EAA

NORTH AMERICA & BRAZIL

PACIFIC

NNAA

CENTRAL

CAPITAL EMPLOYED @ 31 dec 2014

PACIFIC; 8% NNAA; 7% CENTRAL; 1% CARIBBEAN; 25%

NORTH AMERICA & BRAZIL; 45% EAA; 14%

PERU FIELD TRIP 2010

Agenda

REPSOL

Transformation of the company

Successful exploration Performance

Portfolio Development Projects

Delivering Growth

Final thoughts

PERU FIELD TRIP 2010

Very successful exploration performance to deliver future growth

REPSOL

Upstream Discoveries in 2008, 2009 and 2010

US GoM

Bucksin

Venezuela

Perla 1 (Cardón-IV)

Perla 2

Colombia

• Cosecha Z

• Cosecha Y Norte

Capachos Sur 1

Peru

Kinteroni (bloque 57)

Bolivia

Huacaya X1

2008

2009

2010

Operated by Repsol

Spain

Lubina

Montanazo

Morocco

Anchois 1

Sierra Leone

Venus B-1

Brazil

• Guará

• Iguazu

• Piracucá

Panoramix

• Abaré Oeste

Vampira

• Piracucá 2

• Creal B

Libya

Y1 (NC 186)

Barracuda (NC-202)

Algeria

AZSE-2

AL-2 (Berkine)

KLS-1 (Reggane)

OTLH-2 (Ahnet)

TGFO-1 (Ahnet)

Average 2008-2009 exploration investment

(€ M) 1,000 750 500 250 0

591 +21% 714

Strategic Plan 08-12 Real

Successful exploration track record in 2008 and 2009 drove higher investment requirements

New contingent resources(*)

(Mboe) 800 600 400 200 0

Total 06-10 2.8 BBoe

127 446 662 738 809

2006 2007 2008 2009 2010

(*) Contingent resources evaluated at August 2010.

Brazil evaluated by independent consultant

PERU FIELD TRIP 2010

Agenda

REPSOL

Transformation of the company

Successful exploration Performance

Portfolio Development Projects

Delivering Growth

Final thoughts

PERU FIELD TRIP 2010

Strong pipeline of Upstream and LNG projects

REPSOL

Shenzi (US GoM) FID: 2006 Production: 121 kboe/d

I/R (Libya) FID: 2007 Production: 75 kboe/d

Canaport Start-up: 3Q 2009 Capacity: 10 Bcma

Peru LNG Start-up: 2Q 2010 Capacity: 6 Bcma

Kinteroni (Peru) FID: 2009 Production: 40 kboe/d

Margarita–Huacaya (Bolivia) FID: 2010 Production: 86 kboe/d

Guará (Brazil) FID Pending (2010) Production: 250 kboe/d

Carabobo (Venezuela) FID Pending (2012) Production: 400 kboe/d

Reggane (Algeria) FID: 2009 Production: 8 Mm3/d

Cardon IV (Venezuela) FID Pending (2011) Production: 8 Mm3/d in 2014

Carioca (Brazil) FID Pending (2011) Production: 110 kboe/d

Piracucá (Brazil) FID Pending (2011) Production: 25 kboe/d

US GoM

Buckskin Shenzi G-104 & Shenzi-8: increase the potential of the current fields and the North flank

Brazil Abaré, Abaré West & Iguazú in BM-S-9

Panoramix: new discovery in BM-S-48

Morocco Tangier-Larache, first discovery success in Moroccan offshore

Sierra Leone & West Africa Venus B-1, first offshore discovery in an unexplored area

Start up 2008 2009 2010 ... 2012 2013 2014 2015 . beyond

Liquids Gas LNG

Note: All production figures indicate gross plateau production

PERU FIELD TRIP 2010

Strong pipeline of Upstream and LNG projects and associated Investments

REPSOL


2009
2010
2011
2012
2013
2014
Beyond
Reganne (Algeria)
Lubina-Montanazo
Kinteroni (Lote 57 – Peru)
(2004)
Margarita-Huacaya
(Phase I)
(Phase II)
Panoramix (Brazil)
NC200 (Lybia)
Vampira (Brazil)
Tanger Larache (Morocco)
Lote 39
Operated Projects
Joint Operated
Cardón IV (Venezuela)
Carabobo (Venezuela)
Non Operated Projects
Guará S-9 (Brazil)
Carioca S-9 (Brazil)
Piracucá S-7(Brazil)
Abaré & Other S-9
Buckskin (USA)
FID
Estimated FID
Start of Production

13

PERU FIELD TRIP 2010

Growth in Development Investments

REPSOL

2005-2009

15%

37%

31%

18%

3,500 M$

2010-2014

12%

31%

45%

12%

10,000 M$

CARIBBEAN EAA NORTH AMERICA & BRAZIL PACIFIC

Increasing development investment after exploration success 15% of Internal Rate of Return requested

PERU FIELD TRIP 2010

Improvement in Finding and Development costs

REPSOL

Finding & Development Cost

30 25 20 15 10 5 0

2008 Industry Average

F&D Cost 3 year moving average

25.4 17.9 15.8 16.0 15.0 14.5 14.0

19

US$/Boe

2008 2009 2010 2011 2012 2013 2014

3 year moving average is calculated considering the given year + previous + subsequent

PERU FIELD TRIP 2010

Agenda

REPSOL

Transformation of the company

Successful exploration Performance

Portfolio Development Projects

Delivering Growth

Final thoughts

PERU FIELD TRIP 2010

Developing new growth areas via exploration

REPSOL

Our focus in exploration activity…

Over US$ 700 M of annual investment in exploration in 2010-2014 . 60% of exploration investment in core areas.

Various recent discoveries and valuable exploratory domain support high future growth potential

Rigorous conditions for investment

• Profitability

• Portfolio fit

Assuring acreage replacement for the future

(1) JOA signed, pending of Government approval

… will continue yielding new growth platforms

Alaska Long term position. Maturing plays

Canada Three offshore exploration blocks in Newfoundland and Labrador. New Rounds

Norway 3 new blocks awarded

Russia Identifying opportunities

US GoM

Buckskin and Shenzi Additional exploration and development activity with potential new discoveries

North LatAm Extend Caribbean play concept. Profit folded belt knowhow

Brazil

3th company in terms of acreage.

West Africa Exploration blocks in Sierra Leone and Liberia. Looking for blocks in Gabon and Angola

Indonesia 3 new blocks awarded and 2 via farm-in (1)

PERU FIELD TRIP 2010

To capitalize geological models in both sides of the Atlantic Margin

REPSOL

To export oblique basin concept of Ghana/Sierra Leona to Brazil & Guyana

To export Brazil’s presalt concept to: Gabon, Congo, DR Congo and Angola

40°0’0”W

30°0’0”W

20°0’0”W

10°0’0”W

0°0’0”

10°0’0”E

20°0’0”E

20°0’0”S

10°0’0”S

0°0’0”

10°0’0”N

20°0’0”N

30°0’0”N

60°0’0”W

50°0’0”W

40°0’0”W

30°0’0”W

20°0’0”W

10°0’0”W

0°0’0”

10°0’0”E

20°0’0”E

20°0’0”S

10°0’0”S

0°0’0”

10°0’0”N

PERU FIELD TRIP 2010

Upstream:

Updated targets 2010-2014

REPSOL

Production growth 3-4% p.a. to 2014 and higher to 2019

Net production (Mboe)

250

200

150

100

50

0

3-4%

2009 2010 2014 2019

Proved reserve replacement ratio greater than 110%

Total reserves

(MBoe)

2,000

1,500

1,000

500

0

End 2009 reserves Additions Production End 2014 reserves

Exploration & Contingent Resources

Note: All figures exclude Argentina

Key growth projects

Currently Producing Assets

PERU FIELD TRIP 2010

Agenda

REPSOL

Transformation of the company

Successful exploration Performance

Portfolio Development Projects

Delivering Growth

Final thoughts

PERU FIELD TRIP 2010

Upstream Diversification Strategy:

Core areas

REPSOL

Traditional Core areas … difficulties to continue growth

New Core areas … opportunities

Platform to future growth…

North Africa

Limited acreage available and limited profitability due to new current contracts

North LatAm

Venezuela, Ecuador, Bolivia; Trinidad: low potential available; Colombia: new opportunities; Cuba, Guyana y Suriname: evaluating its potential. Good strategic position in case of success.

Brazil

3th company in terms of acreage. Strategic position in high potential plays “Pre-Salt”. Contingent resources: Carioca-Guará-Piracucá-Panoramix-Abare-Iguaçu-Vampira.

US Gulf of Mexico

Exploratory campaign in 2011. Buckskin discovery. Active market with Leases and Farm-in opportunities.

Gas in Peru, Bolivia and Brazil

West Africa

Several blocks in interesting areas (Sierra Leone, Liberia, Equatorial Guinea) Looking for opportunities in Gabon and Angola

Canada and Norway

3 blocks awarded in Newfoundland and Labrador Canada Offshore Area. 3 new blocks awarded in Norway.

Indonesia and others (Russia)

PERU FIELD TRIP 2010

US Shale Gas Considerations (1)

REPSOL

Breakeven NYMEX Natural Gas Prices

$12.00

$10.00

$8.00

$6.00

$4.00

$2.00

$0.00

$3.38

$3.41

$3.63

$3.68

$3.74

$3.79

$3.89

$4.59

$5.04

$5.16

$5.30

$6.47

$6.48

$6.78

$6.86

$8.05

$8.87

$10.26

Eagle Ford Shale

Granite Wash Horizontal

Haynesville Shale (Core)

Marcellus Shale - Horiz

Huron Shale

Bamett Shale Core Area

Fayetteville Shale

Pinedale Anticline

Haynesville Shale (East TX)

Woodford Shale

Uinta Basin

Piceance Basin

Marcelius Shale - Vert.

Cotton Valley Sands

U.S. Average

Western Oklahoma

Powder River Basin (CBM)

Barnett Shale Western Extn

Source: Company data, Credit Suisse estimates

• The lowest breakevens for shale gas are close to the current market conditions. These are hard economics for a buyer, as it is difficult to justify any premium over the value of the assets.

PERU FIELD TRIP 2010

US Shale Gas Considerations (2)

REPSOL

• High premium values commanded in 2008/2009 led to sellers with unrealistic expectations for 2010.

• The new Gas Shale plays have little or no production history, so it is very hard to extrapolate the results of just a handful of wells into a 40+ years project.

• Repsol has been participating in all the opportunities available to complement our current strategy for Natural gas in the US and our marketing activities from Canaport. Acreage premiums have exceeded Repsol’s threshold.

PERU FIELD TRIP 2010

Delivering on our commitments and developing the next wave of growth

REPSOL

Value creation of the businesses

Accomplishing the transformation of Repsol Upstream into the Group’s growth engine

• Deliver key growth development projects

– Production growth of 3-4% p.a. to 2014 and higher to 2019

– Around 90% of production increase to 2014 based on projects already in development

• Leveraging very successful exploration activity

– Presence in some of the most attractive upstream areas worldwide: Brazil and GoM

• Reserve replacement ratio for the period above 110%

REPSOL

Peru Field Trip September 2010

Upstream Repsol

Nemesio Fernández-Cuesta

Executive Vice President E&P

PERU FIELD TRIP 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: September 9th, 2010	By:	/S/ IÑIGO ALONSO DE NORIEGA
	Name:	Iñigo Alonso de Noriega
	Title:	Corporate Governance Director